UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No.___________)*


                            CORD BLOOD AMERICA, INC.
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                                (Name of Issuer)

                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                   21839P-10-7
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                                 (CUSIP Number)

                                February 28, 2007
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             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d) *

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

Schedule 13G

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1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Michael Scott Smith
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
              (See Instructions)                                  (b) [ ]

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3             SEC USE ONLY

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4             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
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NUMBER OF SHARES              5            SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                 3,931,039
REPORTING PERSON WITH
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                              6            SHARED VOTING POWER
                                           None
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                              7            SOLE DISPOSITIVE POWER
                                           None
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                              8            SHARED DISPOSITIVE POWER
                                           None
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9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,931,039 common shares
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10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

               CERTAIN SHARES (See Instructions)       [ ]


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11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.37%
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12             TYPE OF REPORTING PERSON (See Instructions)
                IN
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

Item 1.

(b)  Name of Issuer:
     Cord Blood America, Inc.

(c)  Address of Issuer's Principal Executive Office:
     9000 W. Sunset Boulevard, Suite 400
     Los Angeles, CA 90069

Item 2.


(a)  Name of Filing Person:

     Michael Scott Smith

(b)  Address of Principal Business Office or, if none, Residence:
     818 W. 144th Street, CA 90247

(c)  Citizenship: Mr. Smith is a citizen of the United States of America


(d)  Title and Class of Securities: Common Stock, par value $0.0001 per share

(e)  CUSIP Number: 21839P-10-7

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act;

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act;

         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d- 1(b)(1)(ii)(F);

         (g) [ ] Parent Holding Company, in accordance with Rule 13d-
                 1(b)(ii)(G);

         (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

         (j) ( ) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership


(a) Amount beneficially owned:_3,931,039________.

(b) Percent of class: ____5.37%__________.

(c) Number of shares as to which the person has:

     (i) Sole power to vote or direct the vote 3,931,039____.

     (ii) Shared power to vote or direct the vote_____.

     (iii) Sole power to dispose or direct the disposition of________.

     (iv) Shared power to dispose or to direct the disposition of ______.


Item 5.  Ownership of Five Percent or Less of a Class.
Not Applicable.


Item 6. Ownership of More than Five Percent of a Class on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.



Item 8.  Identification and Classification of Members of the Group
Not Applicable.

Item 9.  Notice of Dissolution of Group
Not Applicable.

Item 10. Certification
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit A: Limited Power of Attorney for Exchange Act Reporting Obligations of Michael Scott Smith, dated as of March 20, 2007.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2007



                          By:    /s/ Antonia Lafferty, as Attorney in Fact
                                 for Michael Scott Smith
                                 ---------------------------------------------

                          Name: Antonia Lafferty, as Attorney in Fact for Michael Scott Smith

                                   EXHIBIT A

                          LIMITED POWER OF ATTORNEY FOR
                       EXCHANGE ACT REPORTING OBLIGATIONS


         Know all by these presents, that the undersigned's hereby makes, constitutes and appoints Antonia Lafferty and Marci Donnelly, singing singly, as the undersigned's true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

1. prepare, execute, acknowledge, deliver and file with the U.S. Securities and Exchange Commission (the "SEC") a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC or reports required under the Securities Exchange Act of 1934;

2. prepare, execute, acknowledge, deliver and file with the SEC Forms 3, 4, 5 pursuant to Section 16(a) and Schedules 13D or 13G pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and any other forms or reports the undersigned may be required to file in connection with the undersigned's ownership, acquisition, or disposition of securities of Vita 34 International AG, (the "Company"), a stock corporation organized and existing under the laws of Germany, as considered necessary or advisable under the Exchange Act;

3. seek or obtain, as the undersigned's representative and on the undersigned's behalf, information on transactions in the Company's securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

4. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

5. The undersigned acknowledges that:

         a. this Power of Attorney authorizes, but does not require, such attorney-in-fact to act in his or her discretion on information provided to such attorney-in-fact without independent verification of such information;

         b. any documents prepared and/or executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

         c. neither the Company nor such attorney-in-fact assumes (i) any liability for the undersigned's responsibility to comply with any requirement of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

         d. this Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Exchange Act, including without limitation the reporting requirements under
Section 16 and Section 13 of the Exchange Act.

         The undersigned hereby gives and grants the foregoing attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

         This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file reports under the Exchange Act unless earlier revoked by the undersigned in a signed writing delivered to such attorneys-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 20th day of March, 2007.


                                    /s/ Michael Scott Smith
                                    ----------------------------
                                    Signature

                                    Michael Scott Smith
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                                    Print Name